[Letterhead of Durham, Jones & Pinegar]

JOSHUA E. LITTLE

jlittle@djplaw.com

VIA EDGAR AND FACSIMILE

October 14, 2004

Max A. Webb

Assistant Director

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Mad Catz Interactive, Inc.; Form 20-F for the fiscal year
ended March 31, 2004; Commission file #001-14944

Dear Mr. Webb:

We are in receipt of the Staff’s letter dated September 14, 2004 with respect to the above-referenced Form 20-F for the fiscal year ended March 31, 2004. We are responding herein to the Staff’s comments on behalf of our client, Mad Catz Interactive, Inc. (“Mad Catz”) as set forth below. Simultaneously with the filing of this letter, Mad Catz is filing by EDGAR a letter of Darren Richardson, President and Chief Executive Officer of Mad Catz making the acknowledgements requested by your letter. Courtesy copies of this letter and the letter of Mr. Richardson are being submitted to the Staff by facsimile delivery.

Mad Catz’ responses set forth in this letter are numbered to correspond to the numbered comments in the Staff’s letter. All capitalized terms used but not defined herein have the meanings assigned to such terms in the Form 20-F. For ease of reference, we have set forth the Staff’s comments and Mad Catz’ response for each item below.

Item 3. Key Financial Information

A. Selected Financial Data

B. Selected Consolidated Balance Sheet Information, Page 4

1.	We note that you have presented selected consolidated balance sheet data for the three years ended March 31, 2004. Please revise this presentation to present five years in accordance with the requirements of Item 3A of Form 20-F.

Mad Catz’ Response: Mad Catz notes the Staff’s comment and confirms that the Form 20-F will be revised in future filings in accordance with the Staff’s comment.

2.	Revise future filings to eliminate disclosure of the line item entitled “income (loss) before goodwill amortization, discontinued operations and income taxes” from the “US

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GAAP” disclosures as the presentation of this line item is not in accordance with US GAAP or with Rule 5-03 of Regulation S-X. Also, please revise to disclose the Company’s sales, gross profit and income (loss) from operations for each period presented as determined in accordance with US GAAP. Refer to the requirements of Item 3.A.2. of Form 20-F and Instruction 2 to Item 3.A of Form 20-F.

Mad Catz’ Response: Mad Catz notes the Staff’s comment and confirms that the requested line items will be eliminated from, and that the additional disclosures requested will be included in, the Selected Consolidated Balance Sheet information provided in future filings.

3.	Please revise future filings to include disclosure of the Company’s balance sheet data on a basis reconciled to US GAAP for each of the periods presented. Your revised disclosures should include at a minimum, your total assets, long-term debt and stockholders’ equity for each period presented as determined in accordance with US GAAP. Refer to the guidance outlined in Instruction 2 to Item 3.A of Form 20-F.

Mad Catz’ Response: Mad Catz notes the Staff’s comment and confirms that Mad Catz’ balance sheet data on a basis reconciled to US GAAP will be included in future filings.

4.	We note the presentation of EBITDA, a non-GAAP measure of financial performance in the Company’s Selected Financial Data. Please revise future filings to explain why management believes that disclosure of this non-GAAP measure provides useful information to potential investors regarding the Company’s operating performance. Also, please revise to disclose any additional purposes for which the Company’s management uses this non-GAAP measure. Refer to the guidance outlined in General Instruction C(e) of Form 20-F and Item 10 of Regulation S-K regarding the use of non-GAAP financial measures in Commission filings.

Mad Catz’ Response: Mad Catz notes the Staff’s comment and confirms that future filings will include additional explanatory information about why management believes that disclosure of EBITDA provides useful information to potential investors regarding Mad Catz’ operating performance and any additional purposes for which management uses EBITDA. We intend to revise our discussion of EBITDA to include language similar to the following:

EBITDA represents net income plus interest, taxes, depreciation and amortization. EBITDA is not intended to represent cash flows for the period, nor is it being presented as an alternative to operating or net income as an indicator of operating performance and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with accounting principles generally accepted in Canada. As

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defined, EBITDA is not necessarily comparable to other similarly titled captions of other companies due to potential inconsistencies in the method of calculation. We believe, however, that in addition to the performance measures found in our financial statements, EBITDA is a useful financial performance measurement for assessing our Company’s operating performance. Our management uses EBITDA as a measurement of operating performance in comparing our performance on a consistent basis over prior periods, as it removes from operating results the impact of our capital structure, including the interest expense resulting from our outstanding debt, and our asset base, including depreciation and amortization of some of our assets.

Item 5. Operating and Financial Review and Prospects

B. Critical Accounting Policies

Allowance for Volume Rebates, Page 27

5.	Please expand your disclosure related to your policy on allowances for volume based rebates to address the types of programs offered and when in the sales cycle these allowances are recorded. Note 2 to your financial statements should be similarly revised.

Mad Catz’ Response: Mad Catz notes the Staff’s comment and confirms that the Form 20-F and footnotes to the financial statements will be revised in future filings in accordance with the Staff’s comment. Volume rebate allowances are included as a reduction of revenue, are recorded at the time of sale, and are based upon negotiated customer agreements.

New Accounting Standards, the Impact of Recent Canadian Accounting Pronouncements

Stock-Based Compensation, Page 28

6.	Please expand your disclosure of the financial statement impact of the adoption of Section 3870 of the CICA Handbook to indicate the dollar value of the reduction to net income and increase in accumulated deficit for each of the years presented in your financial statements as it appears this is a known value as of the date of issuance of your financial statements. This disclosure should be similarly revised throughout the filing.

Mad Catz’ Response: The Form 20-F will be revised in future filings in accordance with the Staff’s comment. The dollar value of the reduction to net income and increase in accumulated deficit due to the application of Section 3870 of the CICA Handbook for each of the fiscal years presented in our financial statements is as follows:

Fiscal 2002:	N/A
Fiscal 2003:	$261,841
Fiscal 2004:	$194,891

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C. Operating Results

Fiscal Year Ended March 31, 2004 Compared to March 31, 2003

Depreciation and Amortization, Page 31

7.	Please revise your discussion of the increase in depreciation and amortization of $600,000, or 50%, to include an explanation of this change. It is unclear why this expense increased as capital assets and intangible assets increased only $868,000 since March 31, 2003.

Mad Catz’ Response: The Form 20-F will be revised in future filings in accordance with the Staff’s comment. Amortization expense increased by approximately $768,000 in fiscal 2004 as a result of the $5.1 million GameShark intangible assets, which were acquired near the end of fiscal 2003 and included in the intangible assets total as of March 31, 2003. Therefore, there is no increase in our intangible assets after March 31, 2003 but a full year of amortization was recorded in fiscal 2004, compared to approximately two months of amortization in fiscal 2003.

D. Liquidity and Capital Resources

Congress Credit Facility, Page 33

8.	We noted that the Congress credit facility was renewed through September 25, 2004 on September 25, 2003. We also note that this amount is properly included in current liabilities as of March 31, 2003, and that this facility was again renewed through September 25, 2005 on July 27, 2004. Please revise your disclosure of liquidity and capital resources to include a discussion of the likelihood of another renewal and the options and financial consequences if Congress does not renew this credit facility.

Mad Catz’ Response: The Form 20-F will be revised in future filings in accordance with the Staff’s comment. We intend to include language similar to the following:

Although Congress agreed to extend the expiration date of the Credit Facility in each of our last two fiscal years, we do not know the likelihood that they will agree to further extend the expiration of the Credit Facility following September 25, 2005. If Congress is unwilling to extend the expiration of the Credit Facility beyond September 25, 2005 on terms acceptable to the Company, or if we are unable to comply with the restrictive and financial covenants contained in the Credit Facility, Congress may declare the outstanding borrowings under the facility immediately due and payable. In such an event, our liquidity will be

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materially adversely affected, which could in turn have a material adverse impact on our future financial position and results of operations. We would be required to obtain additional financing from other sources. We cannot predict whether or on what terms additional financing might be available. If we are required to seek additional financing and are unable to obtain it, we may have to change our business and capital expenditure plans, which would have a materially adverse affect our future results of operations.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

9.	Your current disclosures regarding your exposure to interest rate and foreign exchange rate risk do not comply with the requirements of Item 11(a)(1) of Form 20-F. Please revise future filings to present your disclosures regarding your exposure to interest rate and foreign exchange rate risk so that they are presented in one of the suggested formats outlined in Item 11(a)(1) of Form 20-F.

Mad Catz’ Response: Mad Catz notes the Staff’s comment and confirms that disclosure in future filings regarding Mad Catz’ exposure to interest rate and foreign exchange rate risk will be conformed to one of the suggested formats outlined in Item 11(a)(1) of Form 20-F.

Item 12. Defaults, Divided Arrearages, and Delinquencies, Page 59

10.	We note the disclosure on page 59 that you do not have any defaults, divided arrearages or delinquencies that have not been waived. Please add to this disclosure a discussion of those that have been waived and indicate the period for which the waiver has been obtained. Your risk factors and liquidity and capital resources discussion should be similarly revised, and should also include a discussion of the financial impacts if waivers are not received in the future.

Mad Catz’ Response: Mad Catz notes the Staff’s comment and supplementally informs the Staff that it has no defaults, dividends arrearages or delinquencies of any kind, waived or unwaived. The Form 20-F will be revised in future filings to delete the phrase “that have not been waived” at the end of the disclosure in Item 12 if the disclosure is still applicable.

Item 17. Financial Statements, General

11.	Pursuant to Item 8 (1) (C) of the Form 20-F, please revise future filings to include an audited Statement of Shareholder’s Equity for each period presented. Alternatively, include an analysis of changes in each caption of stockholder’s equity in an audited note to your financial statements in accordance with Item 8(A)(1)(f) of Form 20-F.

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Mad Catz’ Response: Mad Catz notes the Staff’s comment and confirms that future filings will include an audited Statement of Stockholders’ Equity or an analysis of changes in each caption of stockholders’ equity in an audited note to Mad Catz’ financial statements.

Note 2—Summary of Significant Accounting Policies

Revenue Recognition, Page F-6

12.	We note from your critical accounting policy disclosure for your allowance for price protection (page 27) that you do not maintain estimated allowances that take into account the pricing strategies of competitors; these are only booked when market conditions indicate an allowance is necessary. However, from your disclosure within Note 2 on page F-6, you seem to indicate your policy is to estimate the allowance necessary and book at the time of shipment. Please supplementally clarify this discrepancy and revise as necessary.

Mad Catz’ Response: Mad Catz notes the Staff’s comment and supplementally informs the SEC that Mad Catz’ policy recognizes a difference between product returns and price protection. With respect to product returns, disclosure within Note 2 on page F-6 correctly identifies our policy of recording product return allowances at the time of shipment. We will revise our disclosure within Note 2 regarding allowance for price protection as outlined in comment 13 below.

13.	We note the disclosure indicating that revenues from sales to authorized resellers are subject to terms allowing price protection and certain rights of return. We further note that allowances for estimated future returns and price protection are provided for upon shipment. Given the possibility for future returns and potential adjustments to the sales prices for products sold to reseller, please explain why you believe your revenue recognition practices with respect to such arrangements are appropriate under US GAAP, or more specifically under SFAS No. 48, SAB Topic 13:A.1. and SOP 97-2. As part of your response, please provide us with an analysis of the annual returns and price protection allowances granted to your customers during the three fiscal years presented in the financial statements. Alternatively, revise to discuss and quantify this difference in accounting between Canadian and US GAAP in Note 14 to your financial statements.

Mad Catz’ Response: Mad Catz notes the Staff’s comment and supplementally informs the SEC that we believe our revenue recognition practices are appropriate under US GAAP, SFAS No. 48, SAB Topic 13:A.1 and SOP 97-2. All of the criteria for recognizing revenue when right of return exists are met at the time of sale. We record revenue net of an allowance for returns. We estimate the amount of future returns for current period revenue based upon historical experience, current sell-through of inventory, current trends in the video game market and the overall economy, changes in customer demand and acceptance of our products in the marketplace.

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Price protection arises out of market conditions that are difficult to predict and vary on a product-by-product basis, as well as a customer-by-customer basis. When a price protection event occurs, Mad Catz records a price protection allowance for inventory on hand at the customer and in-transit to the customer at the time the lower price is negotiated. Our retail customers maintain approximately four to eight weeks of inventory on hand which results in a high number of inventory turns annually. We have good visibility to the retailers on hand inventory levels and work closely with the customers in maintaining optimal on hand levels and maximizing inventory turns. A price protection event is negotiated over a number of weeks, thus providing us with advanced visibility to the estimated cost. In addition, we complete our final review of the quarter and year-end financial close several weeks after the end of a respective quarter, which provides sufficient time to identify any price protection required on products in a customer’s inventory before reporting our financial results and therefore we are able to report net revenues in the proper period.

An analysis of the annual returns and price protection allowances granted to our customers during the three fiscal years presented in the financial statements is as follows:

($ 000’s)	FY 2002	FY 2003	FY 2004
Product Returns	$4,702	$5,967	$6,797
Price Protection	$1,465	$1,736	$3,082

The increase in price protection over the past three years reflects the maturity of the industry’s current console life cycle and increased competition, which leads to price changes to encourage increased unit volume sales. In fiscal 2003, a “first party” price reduction to video game accessories was made, thus leading to an increase in our price protection cost for that year. During fiscal 2004, the maturity of the current console product line lead to additional price protection on specific products, in addition to a price protection cost that was incurred on a product that provides high volume sales and therefore represented high unit volume inventory at the time the price protection decision was made. In each case, the cost of the price protection was calculated and recognized in the reporting period in which the related revenue was recorded.

Note 3—Discontinued Operations

14.	Please tell us in further detail the nature and specific timing of the changes in facts and circumstances that resulted in “revaluing fiscal 2001 provisions for expected future liabilities associated with the GTI and ZapYou.com businesses.” As part of your response, explain the significant assumptions used to estimate or determine the liabilities initially established and explain what changes in circumstances resulted in the revaluation adjustments made in fiscal 2002.

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Mad Catz’ Response: Mad Catz notes the Staff’s comment and supplementally informs the SEC of the following facts and circumstances that resulted in the revaluation of fiscal 2001 provisions related to the discontinued operations of the Games Trader and ZapYou businesses

In March 2001, Mad Catz’ Board of Directors adopted a formal plan to dispose of the assets and business operations of its GTI and ZapYou.com businesses.

During fiscal year 2001, Mad Catz recorded a net loss of $19.1 million on these discontinued operations. The fiscal 2001 loss from discontinued operations included charges of $1.0 million for costs to exit the GTI and ZapYou.com businesses. These charges included estimates of anticipated employee severance costs, property lease obligations, open legal issues and remaining tax obligations and trade liabilities. The fiscal 2001 loss also included $13.0 million in write downs of the following assets to their net realizable value as related to the disposition of the businesses: inventories $2.7 million write-down; capital assets $2.1 million write-down; goodwill and intangibles $2.2 million write-down; future tax asset $4.0 million write-down; and accounts receivable $2.0 million write-down. The balance of the $19.1 million fiscal year 2001 loss was attributed to operating losses associated with the GTI and ZapYou.com fiscal 2001 operations.

By October 2001, the Company had disposed of all of the assets of the GTI and ZapYou.com businesses. Provisions for the outstanding liabilities related to the discontinued operations were updated to provide for the expected future liabilities of the GTI and ZapYou.com business units. The net result of the disposal of assets and revaluation of the fiscal 2001 provisions for the expected future liabilities associated with the GTI and ZapYou.com businesses resulted in a net gain on discontinued operations of $0.3 million for the fiscal year 2002. The revaluation adjustments made in fiscal 2002 of the fiscal 2001 provisions were based upon the settlement of the remaining employee severance costs, property lease obligations, open legal issues, remaining tax obligations and other trade liabilities as those actual amounts became known.

Note 6—Intangible Assets

15.	Please tell us and explain in the notes to your financial statements in future filings how you determined the amounts assigned to the various categories of intangible assets acquired during 2003 and the related useful lives being used to amortize the various categories of intangible assets to expense. As part of your response, please explain what factors were considered in determining the amounts allocated to each category of intangible assets acquired and the related periods selected for amortization of each category of intangible assets to expense.

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Mad Catz’ Response: Mad Catz notes the Staff’s comment and supplementally informs the SEC that amounts assigned to the various categories of the intangible assets acquired during 2003 were based upon the allocation of the actual purchase price to the various categories of intellectual property as determined by an independent external valuation analysis completed in May 2003. In determining the useful lives used to amortize each of the three categories of intellectual property, we first considered the recommendations provided in the independent valuation analysis. We agreed with the useful lives recommended for the copyrights (5 years) and the Web site (4 years). However, we did not follow the recommendation of an indefinite life for the trademarks. Instead, we determined that a seven-year life was reasonable, based upon the following factors:

•	GameShark was first introduced in 1995, 8 years prior to its acquisition by Mad Catz.

•	External news articles refer to the Sony PlayStation 2 life cycle lasting until 2010.

•	The PlayStation (predecessor product to the PlayStation 2) was introduced in 1994 and although it is still sold today, its sales are diminishing.

•	2010 is the year in which “strong” sales of the PlayStation 2 console are anticipated to diminish, although it is estimated that there will still be an existing installed base of products in excess of 70 million PlayStation 2 units on which GameShark will operate.

•	PlayStation 2 is not the only product that the GameShark line of products can be used with (other platform products include Xbox, GameCube, etc.).

Although some of the above factors indicate a longer useful life and the recommendation of the independent valuation indicated an indefinite life, Mad Catz decided to take a more conservative estimate of useful life of seven years. A significant factor in our arriving at the seven-year useful life is the industry estimates regarding the remaining lifecycle of the Sony PlayStation 2, the product on which the GameShark product is predominantly used.

Mad Catz confirms that future filings will contain in the notes to the financial statements an explanation of how Mad Catz determined the amounts assigned to various categories of intangible assets acquired during the respective time period and the related useful lives being used to amortize the various categories of intangible assets to expense, including the factors used in making these determinations.

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Note 10—Income Taxes, Page F-15-17

16.	We note that you include in your deferred tax asset inventory a large amount of tax loss carryforwards. We also note that you have included the expiration table on page F-17 of non-capital tax losses and the non-capital tax losses of your Canadian subsidiary. From these tables it is unclear how the amounts presented in your supporting tables and in your inventory relate to each other. Please supplementally clarify this disclosure. Also, please clarify the components of your valuation allowance and explain in further detail why you believe deferred tax valuation allowances are required for a portion of your deferred tax assets at March 31, 2004 and 2003. We may have further comment on your response.

Mad Catz’ Response: Mad Catz notes the Staff’s comment and confirms that future filings will include language similar to the following paragraph at the beginning of the supporting tables on page F-17 and include the revised table as below:

The total capital and non-capital income tax losses of the Company and its Canadian subsidiary as of March 31, 2004 of $13,134,266 included within the amount of the future tax assets-noncurrent, is based upon the total tax loss carry forward amount in Canadian dollars (Cdn$47,544,444), translated into U.S. dollars at the March 31, 2004 exchange rate (@ Cdn$1.3075 to US$1.00) and tax-effected at a 36.12% estimated rate.

The Company has noncapital income tax losses of approximately Cdn$ 20,113,040,which may be carried forward to reduce future years’ taxable income. These losses expire as follows:

	Loss Canadian $	Loss U.S. $
2005	$1,030,319	$788,007
2006	$788,321	$602,922
2007	$2,522,351	$1,929,140
2008	$5,817,605	$4,449,411
2009	$3,511,668	$2,685,788
2010	$3,841,684	$2,938,191
2011	$2,601,092	$1,989,363

Total	$20,113,040	$15,382,822

The Company also has net capital tax losses of approximately Cdn$3,151,585 (US$2,410,390), which are available indefinitely to offset capital gains.

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The Company’s Canadian subsidiary has noncapital income tax losses of approximately Cdn$24,279,819, which may be carried forward to reduce future years’ taxable income. These losses expire as follows:

	Loss Canadian $	Loss U.S. $
2005	$2,952,438	$2,258,079
2006	$7,160	$5,477
2007	$1,004,972	$768,621
2008	$11,378,016	$8,702,116
2009	$8,478,695	$6,484,662
2010	$59,544	$45,541
2011	$398,990	$305,155

Total	$24,279,819	$18,569,651

Total all loss carry-forwards:	$47,544,444	$36,362,863

Tax-effected rate	@ 36.12%	@ 36.12%

Future tax asset—noncurrent – tax loss carry-forward:	$17,173,053	$13,134,266

In addition, Mad Catz supplementally informs the SEC that there are two reasons why the amounts in the supporting tables and the amounts in the inventory differ:

1.	Tax-effect: The amounts in the supporting tables are the actual loss amounts, whereas the amounts in the deferred tax inventory have been adjusted for a tax-effected rate at 36.12%.

2.	Exchange rates: The deferred tax balances of our Canadian companies are converted into US dollars at the current exchange rate at the balance sheet date. The amounts in the supporting tables were converted at historical rates for each year in which they arose.

The two amounts can be reconciled as follows:

Expiration Year	C$		Approx Historic FX rate	US$
			(to get to rounded $000s)
MCII - Non-Capital Losses
2005	C$	1,030,319	1.5754	$654,000
2006	C$	788,321	1.5766	$500,000
2007	C$	2,522,351	1.5765	$1,600,000
2008	C$	5,817,605	1.5762	$3,691,000
2009	C$	3,511,668	1.5726	$2,233,000
2010	C$	3,841,684	1.5484	$2,481,000
2011	C$	2,601,092	1.3505	$1,926,000

				$13,085,000

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MCC - Non-Capital Losses
2005			C$	2,952,438	1.5763	$1,873,000
2006			C$	7,160	1.5911	$4,500
2007			C$	1,004,976	1.5752	$638,000
2008			C$	11,378,016	1.5763	$7,218,000
2009			C$	8,478,695	1.5020	$5,645,000
2010			C$	59,544	1.5669	$38,000
2011			C$	398,990	1.3525	$295,000

						$15,711,500

MCII - Capital Losses
Loss	Cdn$	6,303,170
		50% allowed	C$	3,151,585	1.5957	$1,975,000

TOTAL of ALL LOSSES			C$	47,544,444

TAX-EFFECTED @ 36.12%					FX RATE @ 3/31/2004
			C$	17,173,053	1.3075	$13,134,266

The components of the valuation allowance are as follows:

	2004	2003
Tax loss carryforwards	13,134,266	10,547,182
Capital Assets	325,038	240,698
Goodwill & Intangibles	1,068,840	792,099
Deferred Financing Fees	7,411	269,149
Unclaimed Scientific Research Expenditures	219,326	162,539
Investment in Swap It	112,784	83,583
Other	—	(47,929)

	14,867,666	12,047,321

Mad Catz is a corporate entity, which has no revenue or other income, and incurs corporate-related expenses. Taxable losses are incurred each year, and Mad Catz has a history of operating losses. Mad Catz’ Canadian subsidiary is a sales office, which is projected to generate minimal taxable income in future years. These circumstances are not anticipated to change and therefore we do not expect Mad Catz or the Canadian subsidiary to generate taxable income in the foreseeable future to enable the entities to utilize the tax-loss carry-forwards. Consequently, the realization of the future tax assets of Mad Catz and its Canadian subsidiary is unlikely, and as a result, valuation allowances are required.

Note 14—Canadian and United States Accounting Policy Difference, Page F-20

17.	We note that your income statement presentation does not comply with Rule 5-03 of Regulation S-X in that interest income and expense, other income, and foreign exchange

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gains and losses are all included in operating income. We also note that, although an explanatory note has been provided for the placement difference in goodwill charges, none has been provided for these differences. Please revise your presentation to include explanatory notes for all presentation difference between your presentation and the presentation required by under generally accepted accounting principles.

Mad Catz’ Response: The Form 20-F will be revised in future filings in accordance with the Staff’s comment.

Supplemental Schedules

General

18.	We note you have identified several different types of allowances as critical accounting policies. For these items and any others you believe to be significant, please revise your Form 20-F to provide Schedule II: Valuation and Qualifying Accounts rollforwards for all the income statement periods presented. Refer to the guidance in Rule 5-04 and 12-09 of Regulation S-X.

Mad Catz’ Response: The Form 20-F will be revised in future filings in accordance with the Staff’s comment.

Please direct any questions regarding the foregoing information to the undersigned at (435) 674-0400. Thank you in advance for your cooperation in connection with this matter.

Very truly yours,
DURHAM JONES & PINEGAR

/s/ Joshua E. Little
Joshua E. Little

cc:	Whitney E. Peterson, Esq.
Darren Richardson
Cyril Talbot III
Mad Catz Interactive, Inc

KPMG LLP

Wayne D. Swan, Esq.
Durham, Jones & Pinegar

Geofrey Myers
Lang Michener, LLP

Amy McGann
Securities and Exchange Commission